FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

The First Marblehead Corporation

The Prudential Tower

800 Boylston Street, 34th Floor

Boston, MA 02199

Attn: Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer

800-895-4283

January 9, 2015

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Spitz Michael Volley

Re:	The First Marblehead Corporation Form 10-K for the Fiscal Year ended June 30, 2014 Filed September 10, 2014 File No. 001-31825

Ladies and Gentlemen:

On behalf of The First Marblehead Corporation (“FMD”), I am responding to the comments contained in the letter (the “Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 10, 2014 to Daniel Meyers, Chief Executive Officer of FMD, relating to FMD’s Form 10-K for the fiscal year ended June 30, 2014 (the “2014 Form 10-K”). The responses contained herein are keyed to the numbering of the comments in the Letter and the headings used in the Letter.

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January 9, 2015

Form 10-K for Fiscal Year Ended June 30, 2014

Financial Statements

Note (1) Nature of Business, page 79

Comment:

1.	We note your description of product and service offerings on pages 79-80. Please tell us how you determined that your partnered lending, fee-for-service, and capital markets services did not separately meet the criteria of a reportable segment pursuant to ASC 280-10-50-10. In your response, please provide us a reconciliation of your net income by reporting unit for each of the past three years in addition to any other information necessary for a complete understanding.

Response to Comment No. 1:

FMD considers its products and services to represent a single operating segment for financial reporting purposes in accordance with Accounting Standards Codification (“ASC”) 280, Segment Reporting (“ASC 280”). FMD is engaged in the business of offering education financing products and services, from which substantially all of its income is derived. The chief operating decision maker (“CODM”), which FMD has identified to be the Chief Executive Officer and the Board of Directors, evaluates the operations and results of FMD as one single education financing business inclusive of all of its offered products and services.

FMD offers its clients the opportunity to outsource key components of their education financing programs through various product and service offerings, including loan origination, tuition management, loan processing and disbursement, portfolio management and securitization services. The results from such offerings encompass the results derived from each of the principal revenue lines discussed in the 2014 Form 10-K. This includes FMD’s partnered lending services (which FMD refers to as the Monogram® loan product service platform or Monogram platform) and fee-for-service offerings, which include tuition management services as well as loan processing and disbursement services. While FMD offers capital markets services, the income derived from such services is minimal; however, FMD views these services to be part of its overall education financing business.

More specifically, FMD works with lenders, schools and students through products and services that ultimately allow students the ability to finance and pay for higher education. Through the Monogram platform, FMD offers lenders an end-to-end private education loan solution designed to be marketed through educational institutions or to prospective borrowers and their families directly. Similarly, FMD also processes and disburses private education loans on behalf of various credit union and other lender

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clients through one of its subsidiaries. In addition, FMD offers schools the ability to present students with private education loan options that fit their specific needs. Schools can also partner with FMD, through one of its subsidiaries, to deliver an efficient education payment process to students and families. This includes structuring payment plans as well as making multiple payment methods and channels available to students and families. There are also additional services that offer schools assistance with refund processing and payment acceptance. While FMD describes separately its product and servicing offerings on pages 79-80 in the 2014 Form 10-K, each of the offerings described therein (and discussed more fully above) are part of the processes related to generating and facilitating education loans throughout different stages of their lifecycle. Further, each of the offerings described, including partnered lending, constitute a fee-for-service business model.

The CODM assesses FMD’s performance by reviewing FMD’s operating results as a single segment. The primary information that is reviewed by the CODM in assessing performance and making decisions about the allocation of resources includes the following:

•	Consolidated financial statements inclusive of, among other things, a balance sheet, statement of operations, statement of cash flows and a net operating cash usage metric.

•	Budget analysis, including budget to actual comparisons as well as future budget projections. The budget analysis at the consolidated level is used to assess operations and to determine the uses and allocation of resources. While the budget is built up from the subsidiary level, the consolidated data is the basis from which decisions are made.

•	Liquidity analysis, including the unrestricted cash balance, net operating cash usage and future cash burn projections. This schedule is one of the key areas of focus of the CODM so that capital adequacy and the return to profitability can be evaluated. This analysis is prepared on a consolidated basis.

Based on the nature of FMD’s business and the information reviewed by the CODM, FMD has determined that it has one reportable operating segment under ASC 280.

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In addition, as requested, FMD has provided below a reconciliation of net (loss) income by reporting unit for each of the past three years:

Rule 83 Confidential Treatment Request by The First Marblehead Corporation Request #1

Reconciliation of Net (Loss) Income
In thousands
	FMD		TMS		Cology LLC*	Discontinued Operations	Consolidated
FY2014	[**	]	[**	]	[**]	$2,498	$(37,567)
FY2013	[**	]	[**	]	[**]	$930	$(50,197)
FY2012	[**	]	[**	]	[**]	$1,135,361	$1,102,228

*	Cology LLC’s net loss for FY2013 is for the period from the date of acquisition, October 19, 2012, through June 30, 2013.

The First Marblehead Corporation respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer, The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199, phone 800-895-4283, before it permits any disclosure of the bracketed information contained in Request #1.

Note (8) Deposits for Participation Interest Accounts, page 95

Comment:

2.	Please provide us an accounting analysis detailing all the relevant facts and circumstances and specific authoritative and non-authoritative literature related to your accounting for your credit enhancement arrangements. Your analysis should include but not be limited to:

a.	All the key terms related to your credit enhancements you provide to lender clients.

b.	The key considerations regarding how you structure the amount of credit enhancement you provide and fees you receive. We note you revised the credit enhancement arrangement in the most recent amendment of your loan program.

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January 9, 2015

Response to Comment No. 2(a) and (b):

Two of FMD’s three Monogram-based lender clients have included credit enhancement under their private education loan programs with FMD and FMD previously offered credit enhancement under a private education loan consolidation program that has expired, certain obligations of which remain in place.

The amount of credit enhancement that FMD provides under its Monogram-based loan programs and private education loan consolidation program, including those discussed below, was negotiated with each individual lender and depended on the preferences and risk/return objectives of the applicable lender. Lenders typically considered the cost of the credit enhancement, the lender’s net return on the portfolio after fees and the lender’s required return, and the lender’s net return under different performance outcomes for the portfolio. All of these factors generally contributed to the amount of credit enhancement, if any, that lenders chose. The credit enhancement fees charged by FMD were based on the amount of credit enhancement provided, expected performance of portfolio, timing and future release of any remaining funds and FMD’s required return on capital.

Rule 83 Confidential Treatment Request by The First Marblehead Corporation Request #2

In responding to the Staff’s specific questions regarding FMD’s credit enhancement arrangements, FMD believes it would be helpful to focus the discussion on the credit enhancement arrangements for FMD’s lender client that constitutes the majority of FMD’s Monogram-based revenues as well as a majority of the participation interest account balance held on FMD’s consolidated balance sheet, which FMD refers to as the Client. FMD provides separate credit enhancement under the Client’s Monogram-based private education loan program and private education loan consolidation program. The fair value of the credit enhancement for the Client’s Monogram-based private education loan program and private education loan consolidation program was $[**] and $[**], respectively, as of September 30, 2014. As of September 30, 2014, the amount of the credit enhancement funded by FMD under the Monogram-based loan program for FMD’s other lender client was approximately $[**]. Although the general terms of the credit enhancement provisions for FMD’s two lender clients are generally similar, there are differences related to the fees FMD receives as well as the amount of credit enhancement each lender client is legally entitled to.

The First Marblehead Corporation respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer, The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199, phone 800-895-4283, before it permits any disclosure of the bracketed information contained in Request #2.

Monogram-based Loan Program

Under the Client’s Monogram-based loan program, FMD provides credit enhancement to serve as a first-loss reserve for defaulted program loans by depositing cash in a bank account set up by the Client in FMD’s name (a “Participation Account”). A loan is considered defaulted or “charged off” if it

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is at least 180 days delinquent in principal and interest payments, interest only payments or partial interest payments, as the case may be, or has experienced an event of default as set forth in the program guidelines for the Monogram-based loan program. The amount of the required credit enhancement deposit by FMD is equal to the original disbursed amount of the loans times a percentage of the loans’ expected lifetime gross default rate. The expected lifetime gross default rate for each loan type is agreed to by FMD and the applicable lender in the applicable loan program agreement.

For each charged off loan, the Client withdraws from the Participation Account an amount equal to the outstanding balance of defaulted principal and interest for such charged off loan. As amounts are recovered from borrowers on charged off loans, those amounts are deposited back into the Participation Account. If cash is not available in the Participation Account at the time a loan becomes charged off due to prior loan defaults depleting the Participation Account, payment to the Client will only be made when amounts recovered from the charged off loans are deposited into the Participation Account.

As compensation for providing credit enhancement, FMD receives a monthly fee from the Client that is deposited directly into the Participation Account. The fee is distributed from the Participation Account to FMD monthly and is not eligible to be used as credit enhancement for defaulted program loans. To the extent that the credit enhancement balance in the Participation Account is in excess of contractually required amounts (as a result of declining loan balances or default experience more favorable than expected), FMD is eligible to receive release distributions from the Participation Account, in addition to the monthly credit enhancement fees.

The term of the Client’s Monogram-based loan program, including the associated credit enhancement arrangement, is the earlier of September 2017 or the date on which the Participation Account has reached its mutually agreed upon dollar limit. The Monogram-based loan program may be terminated earlier by any of the parties or extended for one or more additional periods upon the written agreement of the Client and both FMD on a stand-alone basis and its wholly owned subsidiary First Marblehead Education Resources, Inc. (“FMER”). The provisions in the Monogram-based loan program agreement regarding credit enhancement previously funded, charged off loan withdrawals and recoveries on existing originations, and monthly credit enhancement fees due FMD survive the termination or expiration of the agreement.

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Rule 83 Confidential Treatment Request by The First Marblehead Corporation Request #3

Effective June 1, 2014, FMD and FMER amended the Monogram-based loan program agreement with the Client. In connection with this amendment, the amount of credit enhancement required in the Participation Account was reduced by [**] for both originations to date and future originations under the amended agreement from [**] times projected gross lifetime defaults to [**] times projected gross lifetime defaults. As a result of the reduction in credit enhancement, FMD received a refund of credit enhancement deposits previously made by FMD. In exchange for the reduced credit enhancement, the credit enhancement fee paid by the Client to FMD was also reduced, allowing the Client to retain an increased share of the income (since less fees are paid to FMD). However, the Client is exposed to more of the potential credit losses.

The First Marblehead Corporation respectfully requests that the information contained in Request #3 be treated as confidential information and that the Commission provide timely notice to Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer, The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199, phone 800-895-4283, before it permits any disclosure of the bracketed information contained in Request #3.

Private Education Loan Consolidation Program

Historically, FMD has provided a maximum contractual amount of first loss credit enhancement under the Client’s private education loan consolidation program, with the Client providing a maximum contractual amount of second loss credit enhancement and the remaining amounts of principal or interest charged off being shared equally among FMD and the Client (third loss credit enhancement). Although this program expired in August 2014, FMD has credit enhancement obligations for consolidation loans that are in place.

Generally, the structure of the first loss credit enhancement under the Client’s private education loan consolidation program is similar to its Monogram-based loan program discussed above. Due to the expiration of the program in August 2014, there are no new originations or further first loss credit enhancement deposits. However, the expiration of the private education loan consolidation program does not impact the credit enhancement previously funded, charged off loan withdrawals and recoveries on existing originations and monthly credit enhancement fees due FMD.

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Under the Client’s private education loan consolidation program, FMD provides credit enhancement to serve as a first-loss reserve for defaulted program loans by depositing cash in the Participation Account. The amount of the required credit enhancement deposit by FMD is equal to the original disbursed amount of the loans times a percentage of the loans’ expected lifetime gross default rate. The expected lifetime gross default rate for each loan type was agreed to by FMD and the Client in the loan program agreement.

Rule 83 Confidential Treatment Request by The First Marblehead Corporation Request #4

For each charged off loan, the Client withdraws from the Participation Account an amount equal to the outstanding balance of defaulted principal and interest for such charged off loan. As amounts are recovered from borrowers on charged off loans, those amounts are deposited back into the Participation Account. If cash is not available in the Participation Account at the time a loan becomes charged off due to prior loan defaults depleting the Participation Account, payment to the Client will only be made when amounts recovered from the charged off loans are deposited into the Participation Account or if losses from the loan portfolio over its lifetime exceed [**] times expected gross lifetime losses at origination. In the event actual lifetime losses exceed [**] times expected gross lifetime losses, FMD must reimburse the Client for [**] of the actual loss amount in excess of [**] times expected gross lifetime losses.

The First Marblehead Corporation respectfully requests that the information contained in Request #4 be treated as confidential information and that the Commission provide timely notice to Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer, The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199, phone 800-895-4283, before it permits any disclosure of the bracketed information contained in Request #4.

As compensation for providing credit enhancement, FMD receives a monthly fee from the Client that is deposited directly into the Participation Account. The fee is distributed from the Participation Account to FMD monthly and is not eligible to be used as credit enhancement for defaulted program loans. To the extent that the credit enhancement balance in the Participation Account is in excess of contractually required amounts (as a result of declining loan balances or default experience more favorable than expected), FMD is eligible to receive release distributions from the Participation Account, in addition to the monthly credit enhancement fees.

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Rule 83 Confidential Treatment Request by The First Marblehead Corporation Request #5

Under the private education loan consolidation program, the probability of actual losses exceeding [**] times expected lifetime gross defaults was evaluated and considered remote. The credit enhancement fee charged under the agreement for the private education loan consolidation program is for FMD providing the first loss credit enhancement and does not include an assessment for the shared third loss coverage between the Client and FMD.

The First Marblehead Corporation respectfully requests that the information contained in Request #5 be treated as confidential information and that the Commission provide timely notice to Alan Breitman, Managing Director, Chief Financial Officer and Chief Accounting Officer, The First Marblehead Corporation, The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199, phone 800-895-4283, before it permits any disclosure of the bracketed information contained in Request #5.

c.	How you determined your credit enhancement arrangements were in the scope of the fair value option guidance.

Response to Comment No. 2(c):

FMD accounts for each Participation Account as a single combined financial instrument at fair value with subsequent changes in fair value reflected in earnings. The loan program agreement with each lender is legally structured as a single unit/contract, and FMD operationally manages the arrangement as a single unit. Cash flows from the Participation Account are contractually distributed to either the lender or FMD based on the performance of the reference loan portfolio. The result is that both the cash inflows (credit enhancement fee) and cash outflows (payments on the guarantee and the release of excesses over the contractually required amounts to FMD) are contractually embedded in the Participation Account1.

[1]	The unit of account representing the Participation Account may be considered analogous to a cash reserve account, recognizing that a transfer of financial assets does not occur in the Monogram-based loan programs or the private education loan consolidation program. Question #76 of FASB staff Q&A 140—A Guide to Implementation of Statement 140 on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (FAS 140 Implementation Guide) indicates the appropriate accounting for a cash reserve account under the cash-out method, which is recording the account at its fair value. This guidance was deleted by FAS 157 which defined fair value and established a framework for measuring fair value.

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The Participation Account, as a single combined instrument, is a hybrid financial instrument2 consisting of the cash bank deposit as the host contract3 and the requirement to provide credit enhancement as a potential embedded derivative. The potential embedded derivative (credit enhancement) meets the financial guarantee scope exception of ASC 815-10-15-58 (“ASC 815”), as it provides payment solely to reimburse the applicable lender (the guaranteed party) upon default on the private education loan or private consolidation loan, as applicable; the payment is made only if the student’s (debtor’s) obligation is past due and the applicable lender’s exposure is the risk of nonpayment on the loan over the life of the applicable agreement. Since the credit enhancement would be excluded from the scope of ASC 815, the embedded component would not be accounted for separately from the host contract.

ASC 825-10-25-11 indicates that a financial instrument that is legally a single contract may not be separated into parts for purposes of applying the fair value option.

[2]	A hybrid financial instrument is a contract that embodies both an embedded derivative (implicit or explicit terms that affect some or all of the cash flows or value of other exchanges required by contract in a manner similar to a derivative) and a host contract.
[3]	A host contract is the nonderivative instrument or contract component in a hybrid instrument (e.g., a deposit with an embedded equity-indexed component).

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The Participation Account, a single contract, is a recognized financial asset for which the fair value option may be elected under ASC 825-10-15-4.4 Additionally, the Participation Account is not a hybrid instrument described in ASC 825-10-50-8 for which the fair value option is not permitted.

d.	How you estimate expected credit losses covered by your credit enhancements in your fair value measurement.

Response to Comment No. 2(d):

Fair value is equal to the amount of cash on deposit in the Participation Account adjusted for the net present value of expected future cash flows into and out of the Participation Account. The expected future cash flows include estimates of prepayments, defaults and recoveries, and a discount rate commensurate with the risks and durations involved.

Utilizing its historical database of private education loan origination, servicing and credit bureau data spanning over 20 years, FMD developed a proprietary private education loan custom underwriting scorecard identifying key application and credit attributes at origination. The FMD scorecard includes 300 discreet scores to rank order the likelihood of default and FMD groups these 300 scores into 16 credit tiers. Default, prepayment and recovery curves for each credit tier are generated based on the actual historical performance from FMD’s database of $13.6 billion of private education loan data with at least one month of repayment. Every Monogram-based loan is assigned a credit tier at origination based on the underwriting scorecard and the default, prepayment and recovery projections associated with that credit tier. For purposes of FMD’s fair value measurement, FMD estimates the expected credit losses covered by its credit enhancements by performing a loan level projection for each lender client’s Monogram-based loan portfolio on each measurement date, using the above-described credit tier information. These projections provide the portfolio and Participation Account cash flow projections that are utilized in the fair value calculation. The same process is followed for the private education loan consolidation program. The FMD scorecard is consistent with what market-participants would use in a fair value estimate.

Comment:

3.	Please revise future filings here or in MD&A to more clearly discuss the amount of credit risk you assume in your credit enhancement arrangements and explain the key risks and uncertainties. Also,

[4]	A financial asset is cash, evidence of an ownership interest in an entity, or a contract that conveys to one entity a right to receive (a) cash or another financial instrument from a second entity or (b) exchange other financial instruments on potentially favorable terms with the second entity.

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disclose the maximum amount of credit exposure you have at each period end. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response to Comment No. 3:

FMD respectfully advises the Staff that it will provide the requested disclosure in the notes to its consolidated financial statements in its future filings.

As it relates to the credit enhancement FMD provides in the applicable Monogram-based loan programs as well as the first loss credit enhancement FMD provides in the private education loan consolidation program, FMD’s credit risk is strictly limited to the amount of cash funded in the Participation Account, which is based upon the loan disbursed amount times a percentage or multiple of the projected lifetime gross default rate at origination. The projected lifetime default rates for each loan type in a loan program are agreed upon by the parties in the applicable loan program agreements. FMD is not required to fund losses in excess of this amount regardless of how the loans actually perform. Additional funding of the Participation Account would only be required for new loan program originations and the associated credit enhancement required under the applicable loan program agreement. Since FMD’s credit risk related to its first loss credit enhancements are capped at the amount in the Participation Accounts, there are no additional key risks and uncertainties that an investor would need to understand.

In addition, the Client’s private education loan consolidation program provides for a third loss credit enhancement which is shared equally by FMD and the Client. No funds from the Participation Account are used to pay for such charged off loans. FMD believes that the likelihood of being required to fund any amount under the third loss credit enhancement is remote. This loan portfolio has experienced no defaults to date and the amount of losses that would need to be incurred in order to reach the third loss credit enhancement is significant. For this reason, FMD respectfully submits that disclosure related to the third loss credit enhancement is not necessary.

FMD will provide disclosure of the amount of credit exposure existing at each period end in the notes to its consolidated financial statements in substantially the following form:

Under three of our loan program agreements, we provide an amount of first loss credit enhancement, funded upfront into a participation account by FMD, based on the loans originated and the expected lifetime gross defaults of the loans agreed to by the parties under the applicable loan program agreement. The maximum amount of credit exposure related to our first loss credit enhancement

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arrangements is equal to the cash value or the amount on deposit in the participation account. As of [            ] 201[    ], the aggregate amount of our funded first loss credit enhancement was $[        ] million.

Comment:

4.	To enhance investors understanding regarding the amounts in the deposit accounts, please revise future filings here or in MD&A to disclose the amount of credit enhancement fees paid into the deposit accounts and the amount of credit losses paid out of the deposit accounts. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Response to Comment No. 4:

FMD respectfully advises the Staff that in future filings it will provide disclosure of the amount of credit enhancement fees paid into the deposit accounts and the amount of credit losses paid out of the deposit accounts in the notes to its consolidated financial statements in substantially the following form:

The following table presents detailed activity related to the participation accounts for the [period] ended [            ], 201[    ]:

[Period] ended [ ], 201[ ] (in thousands)
Balance, beginning of period	$	[	]
Net fundings		[	]
Defaults		[	]
Recoveries		[	]
Interest earned/other		[	]
Fair value adjustment		[	]

Balance, end of period	$	[	]

The amount of participation account administration fees paid into the participation accounts and subsequently withdrawn by FMD during the [period] was $[        ].

Note (13) Commitments and Contingencies, page 101

Comment:

5.	We note your disclosures related to litigation beginning on page 101. We also note your disclosure that the outcome related to some of these matters could be significant and material to your consolidated financial statements. Please tell us and revise future filings to more clearly disclose the following information related to loss contingencies:

a.	the amount or range of reasonably possible losses in addition to amounts accrued, or

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b.	that reasonably possible losses cannot be estimated, or

c.	that any reasonably possible losses in addition to amounts accrued is not material to the financial statements.

Refer to ASC 450-20-50 for guidance and provide us with your proposed disclosures.

Response to Comment No. 5:

Income Tax Matters

The Income Tax Matters noted in part (a) of the Commitments and Contingencies footnote, including the Internal Revenue Service (“IRS”) matter and the Massachusetts Appellate Tax Board (“ATB”) matter, are accounted for in accordance with ASC 740, Income Taxes.

As disclosed on pages 103-104 of the 2014 Form 10-K, if FMD is unsuccessful in an appeal of the ATB Order, FMD could be required to make additional tax payments, including interest, for the taxable years ended June 30, 2008 and 2009, which could materially adversely impact its liquidity position. FMD has accrued $25.9 million as of June 30, 2014 for this matter as it has determined that it is more-likely-than-not that its tax position may not be upheld. FMD has included in its balance sheet this state income tax liability, along with interest through the balance sheet date, but has not included penalties as these have been abated by the state for the taxable years ended 2004 through 2006. As disclosed on page 104 of the 2014 Form 10-K, FMD believes that it cannot reasonably estimate a range of potential changes in its liability with respect to this matter. Accordingly, FMD believes that it provided appropriate disclosure with respect to this matter in the 2014 Form 10-K.

With regard to the IRS matter, FMD disclosed on page 102 of the 2014 Form 10-K that if the IRS’ positions are successful, the disallowance of the loss, coupled with the additional taxable income after the sale date through June 30, 2011, would create federal income tax adjustments that FMD estimates to be approximately $300.0 million, excluding interest until such matter is resolved and the assessment of penalties, if any. FMD has not accrued an income tax liability as an obligation to record one has not met the more-likely-than not threshold required for recording such liability. This fact is also disclosed on page 102 of the 2014 Form 10-K. FMD has

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disclosed the fact that no accrual has been recorded as well as the maximum amount of potential loss. Accordingly, FMD believes that it provided appropriate disclosure with respect to this matter in the 2014 Form 10-K.

FMD respectfully notes that on December 18, 2014, it announced that the IRS is withdrawing its proposed adjustments, subject to the review of Congressional Joint Committee on Taxation. FMD respectfully advises the Staff that it will update the disclosure on the IRS matter accordingly in its Form 10-Q for the quarterly period ended December 31, 2014.

Federal Class Action Lawsuits and NC Residuals Owners Trust Litigation

As it relates to the Federal Class Action Lawsuits and the NC Residuals Owner Trust Litigation noted in parts (b) and (c) of the Commitments and Contingencies footnote, FMD has assessed the likelihood of loss for these matters as remote under ASC 450-20, Loss Contingencies (“ASC 450-20”). As such, the required disclosures under ASC 450-20-50 are not applicable. FMD has chosen to make disclosure of these remote contingencies as the potential impact could be significant and the matters are outside the scope of ordinary routine litigation incidental to its business. Such disclosure errs on the side of conservatism and is aligned to the legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K.

With regard to the Federal Class Action Lawsuits, FMD respectfully notes that subsequent to the filing of the 2014 Form 10-K, FMD’s motion to dismiss the class action was granted on October 28, 2014, which was disclosed in FMD’s Form 10-Q for the quarterly period ended September 30, 2014. On December 4, 2014, the parties to the derivative lawsuit agreed to dismiss the lawsuit without prejudice. FMD respectfully advises the Staff that it will update its Commitments and Contingencies footnote and legal proceeding disclosure to reflect this development in its Form 10-Q for the quarterly period ended December 31, 2014.

With regard to the NC Residuals Owner Trust Litigation, FMD respectfully notes that on December 22, 2014, the parties involved in this litigation, with the assistance of a mediator, reached an agreement in principle to settle this litigation. The parties are currently documenting the settlement to reflect the agreed-upon terms. FMD respectfully advises the Staff that it will update its Commitments and Contingencies footnote and legal proceeding disclosure to reflect this development in its Form 10-Q for the quarterly period ended December 31, 2014.

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Remaining Matters

The remaining matters disclosed in parts (d)-(g) of the Commitments and Contingencies footnote relate to routine indemnification obligations and a guaranty occurring in the ordinary course of business. In the opinion of FMD’s management, these matters would not have a material adverse impact on FMD’s operations or financial condition in accordance with ASC 450-20. In addition, for the matters discussed in parts (e)-(g), FMD disclosed that it is not aware of any contingencies existing at its consolidated balance sheet dates that were both probable and estimable for which it would record a reserve, nor can FMD estimate a range of possible losses at such time. For the matter discussed in part (d), FMD disclosed that it believes that at its consolidated balance sheet dates, the likelihood of making any payment under these indemnifications was remote.

* * *

In connection with responding to the Staff’s comments, FMD acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (800) 895-4283.

Very truly yours,

/s/ Alan Breitman

Alan Breitman

Managing Director, Chief Financial Officer and Chief Accounting Officer

The First Marblehead Corporation

cc:	Suzanne Murray, Esq.

Office of Freedom of Information and Privacy Act Operations

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100 F Street N.E., Mail Stop 2736

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